50 4/5/04

04017735

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 26 2004 PROCESSING SECTION 187

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 N.E. 26th Avenue, Suite 201
(No. and Street)

Pompano Beach, Fl 33062
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ten Pow (954) 202-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perless, Roth, Jonas, Mittelberg & Hartney, C.P.A.'s, P.A.
(Name – *if individual, state last, first, middle name*)

8370 W. Flagler St #125, Miami, Fl 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Corbett Lenz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASG Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

George P. E. Ten-Pow
Commission # CC 944079
Expires June 11, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition. Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal control structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

March 16, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
ASG Securities, Inc.

We have audited the accompanying statement of financial condition of ASG Securities, Inc as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of ASG Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

EXHIBIT "A"

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 10,623	
Security Deposit on Sub-Lease	10,000	
10.75% Capital Lease Payable	21,044	
Accrued Interest Payable	1,508	
Total Current Liabilities		$ 43,175
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock - No Par Value; 10,000 Shares Authorized, None Issued and Outstanding	$ -	
Common Stock - $.001 Par Value; Authorized - 100,000 Shares; Outstanding- 100,000 Shares	100	
Additional Paid-In Capital	2,077,179	
Retained Earnings (Deficit)	(1,879,539)	
Total Stock Holders' Equity		197,740
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 240,915

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

ASG SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		$ 749,237
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 542,238	
Clearance, Quotation, and Communication Costs	300,011	
Occupancy and Other Rentals	49,168	
Taxes, Other than Income Taxes	18,839	
Other Operating Expenses	314,995	
Total Operating Expenses		1,225,251
LOSS FROM OPERATIONS		$ (476,014)
INTEREST EXPENSE		24,192
LOSS BEFORE INCOME TAXES		$ (500,206)
FEDERAL AND STATE INCOME TAX		-
NET LOSS		$ (500,206)

Note - In July of the year 2003, the Company essentially ceased all active operations related to the Securities Brokerage and Trading Business.

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock
	Shares	Amount			
Balance - January 1, 2003	33,000	$ 33	$ 2,565,226	$ (1,379,333)	$ (52,980)
Redemption of Common Stock	-	-	-	-	(50,000)
Retirement of Treasury Stock	(8,400)	(8)	(102,972)		102,980
Refund of Prior Capital Contributions	-	-	(385,000)	-	-
Issuance of Additional Stock to Majority Stockholder	75,400	75	(75)	-	-
Net Loss for the Period	-	-	-	(500,206)	-
Balance - December 31, 2003	100,000	$ 100	$ 2,077,179	$ (1,879,539)	$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

ASG SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net Loss	$ (500,206)	
Adjustments to Reconcile Net Income to Net		
Cash Used in Operating Activities:		
Depreciation	19,963	
Loss on Abandoned Assets	6,048	
Changes in Operating Assets and Liabilities:		
Decrease in Trading Securities Owned at Market Value	886,927	
Decrease in Due From Clearing Firm	296,661	
Decrease in Clearing Firm Deposit	35,397	
Decrease in Employee and Broker Loans	80,762	
Decrease in Lease Security Deposit and Other Assets	57,597	
(Increase) in Other Receivables	(110,773)	
(Decrease) in Securities Sold, but not yet Purchased, at Market Value	(179,063)	
(Decrease) in Accounts Payable and Accrued Expenses	(31,724)	
(Decrease) in Accrued Payroll and Payroll Taxes	(139,570)	
Increase in Security Deposit on Sub-Lease	10,000	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 432,019
FINANCING ACTIVITIES		
Redemption of Common Stock	$ (50,000)	
Refund of Prior Capital Contributions	(385,000)	
Payment on Capital Lease Payable	(3,402)	
NET CASH (USED IN) FINANCING ACTIVITIES		(438,402)
(DECREASE) IN CASH		$ (6,383)
CASH AT BEGINNING OF YEAR		13,612
CASH AT END OF YEAR		$ 7,229
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 22,684
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Delaware on December 17, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. Essentially all of the operations of the Company ceased in July, 2003, but the Company is maintaining its license on an active basis.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading and investment securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading. The Company does not own any trading and investment securities at December 31, 2003.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation are as follows:

	Estimated Useful Life
Leasehold Improvements	Term of Lease
Office Furniture	7 Years
Telephone and Other Equipment	5 Years

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis. The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Deferred Tax Assets - For financial reporting purposes, deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

The Company leases office facilities and equipment under operating and capital leases expiring at various dates through the year 2005. The Company's monthly rental under its operating lease is approximately $6,500 per month. The Company has sub-let this space for the same remaining period at a monthly rental of $4,483 with the monthly difference to be applied against the Company's lease security deposit which was $ 17,485 at December 31, 2003. The Company has received a security deposit from the sub-lessor of $10,000.

Minimum rentals under the leases are as follows:

Year Ended December 31	Capital Lease	Operating Lease
2004	$ 22,707	$ 65,000
2005	2,119	-
Total Minimum Lease Payments	$ 24,826	$ 65,000

Minimum lease payments under the capital lease for the year 2004 include accrued interest and the months of May 2003 to December 2003 which have not been paid as of December 31, 2003.

Presently the Company occupies space in Pompano Beach, Florida in a office space leased by related entities. The Company occupied this space on a rent-free basis during the year.

NOTE 3 - OTHER RECEIVABLES

As of December 31, 2003, other receivables consisted of the following:

Amount due from law firm	$ 50,000
Amount due from bank	60,773
	$ 110,773

The Company filed an action against a law firm to recover funds which the Company alleged were the results of unauthorized transactions involving payments for the personal legal matters of a former officer and director. The Company was awarded a final default judgment on March 15, 2004, in its favor in the amount of $ 148,305, but as of the date of these financial statements, no payments have been received on this judgment, nor has the Company been notified that the law firm will appeal the judgment.

The Company has instituted an action against its former bank for failure to freeze the bank account upon discovery that a former officer and director was making alleged unauthorized payments from the Company's account. The Company is seeking to recover approximately $60,000 under this action, which is in the preliminary stages. The ultimate outcome in this matter is uncertain at this time.

NOTE 4 - INCOME TAXES

The Company has Federal net operating losses of approximately $ 1,829,000 available to offset future taxable income. The losses expire at various dates through the year 2023. Management has established a valuation allowance for the tax benefit of net operating losses because their realization is uncertain.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Leasehold improvements	$ 13,602
Office furniture	17,879
Telephone and other equipment	66,504
	$ 97,985
Less: Accumulated depreciation	(64,934)
Net Property and Equipment	$ 33,051

Depreciation expenses for the year was $ 19,963. At December 31, 2003, equipment costing $ 47,163 was subject to a capital lease.

NOTE 6 - OTHER MATTERS

The Company has filed suit against a former officer and director (defendant) for alleged misappropriation of funds from the Company. The Company is seeking in excess of $200,000 from the defendant. The defendant has filed a counterclaim against the Company for allegedly breaching its fiduciary duty to the defendant. These suits are in the preliminary stages and accordingly no amounts have been recorded in the accompanying financial statements, and the ultimate outcome of this suit and the counterclaim are unknown at this time.

NOTE 7 - CAPITAL TRANSACTIONS

During the year ended December 31, 2003, the Company entered into three separate stock redemption and employment severance agreements with former brokers for a total consideration of $ 50,000. The shares repurchased under this agreement were ultimately retired.

During the year ended December 31, 2003, the Company refunded capital contributions totaling $ 385,000 which were previously made by certain stockholders in prior years. No shares were repurchased in connection with the refund, by the Company, of the capital contributions.

SCHEDULE 1

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Stockholders' Equity		$ 197,740
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 33,051	
2. Other Receivables	110,773	
3. Lease Security Deposit and Other Assets	17,488	161,312
Net Capital Before Haircuts on Security Positions		$ 36,428
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		-
Net Capital		$ 36,428
Net Capital, as reported in Company's Part II (unaudited) Focus Report		$ 47,046
Audit adjustment to record accrued interest on capital lease payable		(1,508)
Audit adjustment to record legal fees		(9,114)
Rounding adjustments		4
Net Capital per Above		$ 36,428

SCHEDULE 1
(Continued)

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:

Accounts Payable	$ 10,623	
Security Deposit on Sub-lease	10,000	
Capital Lease Payable	21,044	
Accrued Interest Payable	1,508	
Total Aggregate Indebtedness		$ 43,175

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 2,878
Minimum Net Capital Requirement	$ 100,000
(Deficit) in Net Capital (Net Capital Less Net Capital Required)	$ (63,572)
Excess Net Capital at 1,000 Percent	$ 32,110
Percentage of Aggregate Indebtedness to Net Capital	119%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

ASG SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Stern, Agee & Leach, Inc.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
ASG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ASG Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two (2) of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

March 16, 2004